February 19, 2019

Jean-Fran ois Mouney
Chief Executive Officer
Genfit S.A.
Parc Eurasant
885, Avenue Eug ne Avin e
59120 Loos, France

       Re: Genfit S.A.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted February 15, 2019
           CIK No. 0001757064

Dear Mr. Mouney:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
February 12, 2019 letter.

Amendment No. 3 to Draft Registration Statement on Form F-1

Risk Factors
Risks Related to the Global Offering, Ownership of Our Ordinary Shares and ADSs ADSs Holders may not be entitled to a jury trial, page 60

1. Please revise to disclose that by agreeing to the provision, investors will not be deemed to have waived the company's or the depositary's compliance with U.S. federal securities laws and the rules and regulations promulgated thereunder. In this regard, we note that on page 61 you refer to compliance with "any substantive provision" of the U.S. federal securities laws and the rules and regulations promulgated thereunder. Jean-Fran ois Mouney
Genfit S.A.
February 19, 2019
Page 2

        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-8071
with any other questions.



FirstName LastNameJean-Fran ois Mouney                  Sincerely,
Comapany NameGenfit S.A.
                                                        Division of Corporation
Finance
February 19, 2019 Page 2                                Office of Healthcare &
Insurance
FirstName LastName